# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RED ROBIN GOURMET BURGERS INC, CIK 0001171759
CUSIP: 75689M101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001399386

## Reporting persons
- Bandera Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,350,000; shared voting power 0; sole dispositive power 1,350,000; shared dispositive power 0; aggregate amount beneficially owned 1,350,000 (7.6% of the class)
- Bylinsky Gregory: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,350,000; sole dispositive power 0; shared dispositive power 1,350,000; aggregate amount beneficially owned 1,350,000 (7.6% of the class)
- Gramm Jefferson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,350,000; sole dispositive power 0; shared dispositive power 1,350,000; aggregate amount beneficially owned 1,350,000 (7.6% of the class)

## Item 1. Issuer
Name of issuer: RED ROBIN GOURMET BURGERS INC
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, COLORADO 80112

## Item 2. Person Filing
Name of person filing:
This statement is filed by Bandera Partners LLC, a Delaware limited liability company ("Bandera Partners"), Gregory Bylinsky and Jefferson Gramm. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Statement with respect to 1,350,000 shares of Common Stock, $0.001 par value, of the Issuer (the "Shares") directly held by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera Master Fund").

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Shares held by Bandera Master Fund by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of such Shares. Messrs. Bylinsky and Gramm are Managing Members of Bandera Partners and may be deemed to beneficially own the Shares held by Bandera Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Bandera Master Fund specifically disclaims beneficial ownership of the Master Fund's Shares by virtue of its inability to vote or dispose of such Shares.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 138 Atlantic Avenue, Brooklyn, NY 11201.
Citizenship: Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
All ownership information reported in this Item 4 is as of the close of business on June 30, 2025.

Bandera Partners LLC
1,350,000 Shares

Gregory Bylinsky
1,350,000 Shares

Jefferson Gramm
1,350,000 Shares
Percent of class:
Bandera Partners LLC
7.6% (based on 17,735,916 Shares outstanding as of May 27, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 29, 2025)

Gregory Bylinsky
7.6% (based on 17,735,916 Shares outstanding as of May 27, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 29, 2025)

Jefferson Gramm
7.6% (based on 17,735,916 Shares outstanding as of May 27, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 29, 2025)
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive dividends from, or the proceeds from the sale of, the Shares reported herein is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners and Messrs. Bylinsky and Gramm disclaim beneficial ownership of the Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Bandera Partners LLC: /s/ Gregory Bylinsky, Gregory Bylinsky, Managing Member (08/19/2025)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (08/19/2025)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (08/19/2025)